FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June 2022

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

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AstraZeneca PLC

INDEX TO EXHIBITS

1.
Eplontersen Ph III trial met co-primary endpoints

21 June 2022 07:00 BST

Eplontersen met co-primary and secondary endpoints in interim analysis of the NEURO-TTRansform Phase III trial for hereditary transthyretin-mediated amyloid polyneuropathy
(ATTRv-PN)

New Drug Application filing anticipated based on positive data from interim analysis

Positive high-level results from the NEURO-TTRansform Phase III trial in patients with hereditary transthyretin-mediated amyloid polyneuropathy (ATTRv-PN) showed AstraZeneca and Ionis' eplontersen met its co-primary endpoints in a planned interim analysis at 35 weeks. In the trial, eplontersen reached a statistically significant and clinically meaningful change from baseline for its co-primary endpoint of percent change in serum transthyretin (TTR) concentration, reducing TTR protein production. Eplontersen also reached its co-primary endpoint of change from baseline in the modified Neuropathy Impairment Score +7 (mNIS+7), a measure of neuropathic disease progression1, versus external placebo group.

High-level results showed the trial also met its secondary endpoint of change from baseline in the Norfolk Quality of Life Questionnaire-Diabetic Neuropathy (Norfolk QoL-DN) showing treatment with eplontersen significantly improved patient-reported quality of life versus external placebo group. In the trial, eplontersen demonstrated a favourable safety and tolerability profile with no specific concerns.

ATTRv-PN is a debilitating disease that leads to peripheral nerve damage with motor disability within five years of diagnosis and, without treatment, is generally fatal within a decade3. Eplontersen, formerly known as IONIS-TTR-LRx, is a ligand-conjugated antisense (LICA) investigational medicine designed to reduce the production of TTR protein at its source to treat both hereditary and non-hereditary forms of ATTR2,4-6.

Teresa Coelho, M.D., a neurologist and neurophysiologist at Hospital Santo António, Centro Hospitalar Universitário do Porto, Portugal and an investigator for the NEURO-TTRansform trial, said: "These encouraging data reinforce the safety profile of eplontersen and demonstrate clear evidence of its potential to provide much needed therapeutic benefit to patients living with hereditary transthyretin-mediated amyloid polyneuropathy."

Mene Pangalos, Executive Vice President, BioPharmaceuticals R&D, AstraZeneca, said: "Amyloid transthyretin polyneuropathy is a rare and fatal disease that can affect up to 40,000 people worldwide. These promising results show eplontersen has the potential to be a new and much needed treatment where limited options exist and significant unmet medical need remains."

Based on the 35-week interim trial results, the companies will seek regulatory approval for eplontersen and plan to file a new drug application with the US Food and Drug Administration in 2022. ATTRv-PN is expected to be the first indication for which AstraZeneca and Ionis will seek regulatory approval for eplontersen. The results from the 35-week interim analysis of the trial will be submitted for presentation at a forthcoming medical meeting.

As part of a global development and commercialisation agreement with Ionis, eplontersen will be jointly developed and commercialised by both companies in the US and will be developed and commercialised in the rest of the world by AstraZeneca (with the exception of Latin America).

Eplontersen was granted Orphan Drug Designation in the US and is also currently being evaluated in the CARDIO-TTRansform Phase III trial for amyloid transthyretin cardiomyopathy (ATTR-CM)4,6, a systemic, progressive and fatal condition that leads to progressive heart failure and death within four years from diagnosis7-9.

Notes

TTR Amyloidosis
ATTR cardiomyopathy and polyneuropathy are progressive systemic diseases caused by aging or genetic mutations, resulting in misfolded TTR protein and accumulation as amyloid fibrils in the cardiac myocardium and peripheral nerves, respectively2,6-8. In patients with ATTR, both hereditary and wild type (non-hereditary), TTR protein builds up as fibrils in tissues, such as the peripheral nerves and heart, gastrointestinal system, eyes, kidneys, central nervous system, thyroid and bone marrow7,8,10. The presence of TTR fibrils interferes with the normal functions of these tissues8. As the TTR protein fibrils accumulate, more tissue damage occurs and the disease worsens, resulting in poor quality of life (QoL) and eventually death8. Worldwide, there are an estimated 300,000 - 500,000 patients with ATTR-CM10 and about 40,000 patients with ATTRv-PN8.

NEURO-TTRansform
NEURO-TTRansform is a global, open-label, randomised trial evaluating the efficacy and safety of eplontersen in patients with ATTRv-PN2,5. The trial has enrolled adult patients with ATTRv-PN Stage 1 or Stage 2 and will be compared to the external placebo group from the TEGSEDI® (inotersen) NEURO-TTR registrational trial that Ionis completed in 20172,5. The final primary endpoint analysis will be completed at week 66 and all patients will be followed until week 85, when they will have the option to transition into the open-label extension trial2. The co-primary endpoints in the interim analysis were percent change from baseline in serum TTR concentration and change in the mNIS+7 versus external placebo group at week 352,5. The mNIS+7 uses highly standardised, quantitative, and referenced assessments to quantify muscle weakness, muscle stretch reflexes, sensory loss, and autonomic impairment1. The secondary endpoint was change from baseline in the Norfolk QoL-DN score versus external placebo group at week 352,5. The Norfolk QoL-DN is a patient-reported questionnaire capturing neuropathy-related QoL11.

Eplontersen
Eplontersen is a LICA investigational medicine designed to reduce the production of transthyretin, or TTR protein, to treat all types of ATTR, a systemic, progressive and fatal disease2,4-6.

AstraZeneca in CVRM
Cardiovascular, Renal and Metabolism (CVRM), part of BioPharmaceuticals, forms one of AstraZeneca's three disease areas and is a key growth driver for the Company. By following the science to understand more clearly the underlying links between the heart, kidneys and pancreas, AstraZeneca is investing in a portfolio of medicines for organ protection and improving outcomes by slowing disease progression, reducing risks and tackling co-morbidities. The Company's ambition is to modify or halt the natural course of CVRM diseases, and potentially regenerate organs and restore function, by continuing to deliver transformative science that improves treatment practices and CV health for millions of patients worldwide.

AstraZeneca
AstraZeneca (LSE/STO/Nasdaq: AZN) is a global, science-led biopharmaceutical company that focuses on the discovery, development, and commercialisation of prescription medicines in Oncology, Rare Diseases, and BioPharmaceuticals, including Cardiovascular, Renal & Metabolism, and Respiratory & Immunology. Based in Cambridge, UK, AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. Please visit astrazeneca.com and follow the Company on Twitter @AstraZeneca.

Contacts
For details on how to contact the Investor Relations Team, please click here. For Media contacts, click here.

References
1.   Dyck PJB, et al. Development of measures of polyneuropathy impairment in hATTR amyloidosis: from NIS to mNIS +7. J Neurol Sci. 2019;405:116424.
2.   Coelho T, et al. Design and Rationale of the Global Phase 3 NEURO-TTRansform Study of Antisense Oligonucleotide AKCEA-TTR-LRx(ION-682884-CS3) in Hereditary Transthyretin-Mediated Amyloid Polyneuropathy. Neurol Ther. 2021 Jun;10(1):375-389.
3.   Cortese A, et al. Diagnostic challenges in hereditary transthyretin amyloidosis with polyneuropathy: avoiding misdiagnosis of a treatable hereditary neuropathy. J Neurol Neurosurg Psychiatry. 2017;88(5):457-458.
4.   ClinicalTrials.gov [Internet]. CARDIO-TTRansform: A Study to Evaluate the Efficacy and Safety of Eplontersen (Formerly Known as, IONIS-TTR-LRx and AKCEA-TTR-LRx) in Participants With Transthyretin-Mediated Amyloid Cardiomyopathy (ATTR CM) [cited 18 June 2022]. Available from: https://clinicaltrials.gov/ct2/show/NCT04136171.
5.   ClinicalTrials.gov [Internet]. NEURO-TTRansform: A Study to Evaluate the Efficacy and Safety of Eplontersen (Formerly Known as ION-682884, IONIS-TTR-LRx and AKCEA-TTR-LRx) in Participants With Hereditary Transthyretin-Mediated Amyloid Polyneuropathy [cited 18 June 2022]. Available from: https://clinicaltrials.gov/ct2/show/NCT04136184.
6.   Viney N, et al. Ligand conjugated antisense oligonucleotide for the treatment of transthyretin amyloidosis: preclinical and phase 1 data. ESC Heart Failure. 2020;8(1):652-661.
7.   Gertz M, et al. Avoiding misdiagnosis: expert consensus recommendations for the suspicion and diagnosis of transthyretin amyloidosis for the general practitioner. BMC Fam Pract. 220;21(1):198.
8.   Rintell D, et al. Patient and family experience with transthyretin amyloid cardiomyopathy (ATTR-CM and polyneuropathy (ATTR-PN) amyloidosis: results of two focus groups. Orphanet J Rare Dis. 2021;16:7.
9.   Lauppe RE, et al. Nationwide prevalence and characteristics of transthyretin amyloid cardiomyopathy in Sweden. Open Heart. 2021;8(2):e001755.
10.  Ionis Pharmaceuticals, Inc., [Internet]. Annual Report, 2022 [cited 18 June 2022]. Available from: https://ir.ionispharma.com/static-files/285deeed-625c-4d5b-beff-8490f93622ce.
11.  Vinik EJ, et al. Norfolk QOL-DN: validation of a patient reported outcome measure in transthyretin familial amyloid polyneuropathy. J Peripher Nerv Syst. 2014;19(2):104-114.

Adrian Kemp
Company Secretary
AstraZeneca PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 21 June 2022

By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary